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Robert H. Bergdolt robert.bergdolt@dlapiper.com T 919.786.2002 F 919.786.2202

December 27, 2006

Michael E. McTiernan, Special Counsel

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 4561 CF/AD8

Washington, D.C. 20549

Re:	Institutional REIT, Inc. Amendment No. 3 to Registration Statement on Form S-11 Filed on December 27, 2006 File No. 333-136273

(Confidential, For Use of the Commission Only)

Dear Mr. McTiernan:

On behalf of our client, Institutional REIT, Inc. (the “Company”), a Maryland corporation, and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, please find attached a complete copy of Amendment No. 3 to the above-referenced Registration Statement on Form S-11 (“Amendment No. 3”). Also attached are four copies of Amendment No. 3, which have been marked to indicate the location of changes from Amendment No. 2 to the Registration Statement filed on November 8, 2006, together with copies of this response letter as filed with the Commission.

The Division of Corporation Finance of the Commission issued no comments in response to Amendment No. 2. The purposes of this amendment are described below:

•	The Company included an updated Audit opinion and consent from its auditor, Ernst & Young LLP.

•	The Company revised the Plan of Distribution section of the prospectus to reflect the final terms of the primary dealer agreement, which, as finally negotiated, included a new provision regarding the dealer manager’s ability to terminate the primary dealer only for cause within the first year of the offering. The Company also refiled the primary dealer agreement as an exhibit.

•	The Company revised its disclosure of its anticipated Code of Ethics to note that the Company expected that it would (i) cover directors and executive officers of the Company as well as key officers of the Company’s advisor and (ii) reflect the Company’s policies with respect to related-party transactions, which policies are described in the “Conflicts of Interest” section of the prospectus.

•

Pursuant to the newly effective amendments to item 404(b) of Regulation S-K, the Company revised is description of the advisory agreement and the dealer manager agreement in the “Management” section to note that the Company’s current policies with respect to related-party transactions were inapplicable to the board’s approval of the advisory agreement and the dealer manager agreement

Securities and Exchange Commission

December 27, 2006

because those agreements were approved before the adoption of those policies or the formation of the Company’s conflicts committee.

•	The Company clarified its disclosure regarding the 2006 Long Term Incentive Plan (the “Plan”) to include the Plan’s limit that it will not issue shares that would exceed 10% of the total outstanding shares.

•	The Company made certain other changes in keeping with “plain English” principles and to correct technical inaccuracies in the prior disclosures.

If you should have any questions about this letter or require any further information, please call Neil Miller at (202) 861-3860 or me at (919) 786-2002.

Very truly yours,

/s/ Robert H. Bergdolt

Robert H. Bergdolt

cc:	Daniel Gordon, SEC Accounting Branch Chief Eric McPhee, SEC Staff Accountant Douglas P. Williams, Institutional REIT, Inc.